United States securities and exchange commission logo





                             November 22, 2021

       Glen Bonilla
       Chief Executive Officer
       Active Health Foods, Inc.
       633 West 5th St., Suite 2826
       Los Angeles, CA 90071

                                                        Re: Active Health
Foods, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 17,
2021
                                                            CIK No. 0001477472

       Dear Mr. Bonilla:

              Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically:

                                                        Please provide in your
offering statement the appropriate financial statements required by
                                                        Part F/S of Form 1-A.
               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at
(202) 551-3397 with
       any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing